

February 9, 2011

Christian Negri
Treasurer
United American Petroleum Corp.
3101 Bee Caves Road, Centre II, Suite 301
Austin, TX 78746

> **Re: United American Petroleum Corp.**
> **Form 8-K**
> **Filed January 5, 2011**
> **File No. 000-51465**

Dear Mr. Negri:

   We have reviewed your response letter dated January 21, 2011 and have the following comment. We ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed January 5, 2011

1. You reported that Forgehouse, Inc. ("Forgehouse") acquired United American Petroleum Corp. ("United") on December 31, 2010. As a result of the merger, (i) United was merged with and into Forgehouse, with Forgehouse as the survivor, (ii) Forgehouse acquired the interests in oil and gas properties in Texas owned by United, and that the oil and gas business will be the ongoing business of the merged entity, (iii) Forgehouse changed its name to "United American Petroleum Corp.," (iv) Forgehouse assumed all of United's contractual obligations, (v) United's chief executive officer and chief operating officer apparently had been the sole shareholders of United prior to the merger, (vi) the chief executive officer and chief operating officer of United together own over 34% of Forgehouse's common stock subsequent to the merger, (vii) United's chief executive officer and its chief operating officer respectively became the chief executive officer and chief operating officer of Forgehouse, and the president of Forgehouse prior to the merger resigned as such, and (viii) the new chief executive officer of the merged entity was named a member of what appears to be, subsequent to the merger, a two member Board of Directors, with the new chief executive officer holding a more significant ownership interest in the entity than the other board

member. You described this merger as a "reverse triangular merger" of the entities involved.
Based on all of the preceding, it may be appropriate to account for and report the merger as a
reverse acquisition. Please explain to us your consideration of this. If you believe that the
merger is not a reverse acquisition, explain in detail the basis for your conclusion.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact
me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief